February 7, 2006

FOR IMMEDIATE RELEASE

PRIMEWEST ENERGY TRUST ANNOUNCES DISTRIBUTION TAXABILITY FOR 2005

CALGARY (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B NYSE: PWI) – PrimeWest Energy Trust (PrimeWest) today announces the taxability breakdown for distributions paid to Unitholders in 2005.

Canadian Unitholders:

During 2005, Canadian Unitholders received distributions of $3.60 Canadian per Trust Unit, however for tax filing purposes Canadian Unitholders should report total distributions declared of $3.66 per Trust Unit. The difference of $0.06 per Trust Unit is attributable to a 20% increase in the monthly distribution from $0.30 per Trust Unit to $0.36 per Trust Unit declared in December 2005.  Although the December 2005 distribution was paid on January 13, 2006, it is included in the 2005 total distribution for income tax purposes based upon the date of declaration.  PrimeWest has determined that 25% of the distributions declared, or $0.915 per Trust Unit is deemed a tax-deferred adjustment (“return of capital”) to the cost base of the Trust Units and the remaining 75%, or $2.745 per Trust Unit is taxable to Canadian Unitholders as “Other Income” (taxed at the same rate as interest income). Unitholders who held their Trust Units for a portion of the year should apply the percentage split to the applicable distribution payments. Significantly higher commodity prices during 2005 contributed to the higher level of taxability when compared to the previous year.

United States and Other Non-Resident Unitholders:

For Unitholders resident in the United States, the tax treatment of distributions is derived using U.S. tax rules, which are earnings based, and permit the deduction of Crown royalties and accounting-based depletion.  In the case of a U.S. resident, 81.25% of the distributions paid during 2005 are taxable as a “qualified dividend” with the remaining 18.75% treated as a tax-deferred (“return of capital”) adjustment to the cost base of the Trust Units. Under U.S. tax rules, the $3.60 Canadian per Trust Unit paid during 2005 should be utilized for purposes of deriving the tax liability.   During 2005, distributions paid to Unitholders exceeded the taxable earnings base of PrimeWest as determined using U.S. tax rules, resulting in a higher level of taxability for U.S Unitholders when compared to 2004.

Investors who do not qualify as residents of Canada for income tax purposes should seek advice from a qualified tax advisor in their country of residence regarding the tax treatment of the distributions paid by PrimeWest.  Monthly distributions payable to non-residents of Canada are normally subject to a withholding tax of 25% as prescribed by the Canadian Income Tax Act.  However, the level of withholding tax may be reduced in accordance with reciprocal tax treaties. In the case of the Canada – United States Tax Convention, U.S. residents are subject to a 15% withholding tax on the distributions paid by PrimeWest.

For further information on taxability of distributions paid by PrimeWest, please refer to the Taxation section of our website at www.primewestenergy.com and your qualified tax advisor.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to Unitholders.  Trust Units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX". Five-year convertible debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the seven-year convertible debentures trade under the symbol “PWI.DB.B”.

For Investor Relations inquiries, please contact:

Diane Zuber

Investor Relations Advisor

(403) 699-7356  Toll-free: 1-877-968-7878

Email:  investor@primewestenergy.com